UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2007
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Connecticut Natural Gas Corporation
   Union Employee Savings Plan
P. O. Box 1500
Hartford, Connecticut 06144-1500

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Connecticut Natural Gas Corporation Union Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2007 and 2006 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Natural Gas Corporation Union Employee Savings Plan

Date: June 27, 2008	By /s/ James E. Earley James E. Earley Committee Member
Date: June 27, 2008	By /s/ Richard R. Benson Richard R. Benson Committee Member
Date: June 27, 2008	By /s/ Robert D. Kump Robert D. Kump Committee Member
Date: June 27, 2008	By /s/ F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Connecticut Natural Gas Corporation Union Employee Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 26, 2008

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments:
Cash and cash equivalents	$ -	$ 1,534
Registered investment companies	15,857,706	19,594,816
Stable Value Fund	4,771,586	4,784,513
Common and collective trusts	6,058,694	-
Energy East Corporation Stock Fund	8,540,571	7,943,758
Participant loans	1,049,145	1,001,741

	36,277,702	33,326,362

Receivables:
Contributions receivable	32,466	31,257

Net assets reflecting all investments at fair value	36,310,168	33,357,619

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	134,414	79,245

Net assets available for benefits	$36,444,582	$33,436,864

See notes to financial statements.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Investment income:
Net appreciation in fair value of investments	$ 957,431	$ 2,476,378
Interest and dividends	1,810,037	1,400,182

	2,767,468	3,876,560
Contributions:
Participant	1,119,658	1,044,573
Employer	522,168	515,732
Transfers from other qualified plans	47,641	558,085

	1,689,467	2,118,390

Total additions	4,456,935	5,994,950

Deductions:
Benefits paid to participants	1,449,217	2,135,080

Total deductions	1,449,217	2,135,080

Net increase	3,007,718	3,859,870
Net assets available for benefits: Beginning of year	33,436,864	29,576,994

End of year	$36,444,582	$ 33,436,864

See notes to financial statements.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN

The following description of the Connecticut Natural Gas Corporation (Company) Union Employee Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan open to union employees of the Company, as well as the union employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan's provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following their date of employment if they are at least age 21, are employed full time, have completed at least 1000 hours of service in their first year of employment and are covered by a collective bargaining agreement between the Company and any union which provides for participation in the Plan.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of 1% to 50% of eligible pay on a pre-tax basis, and between 1% and 10% of eligible pay on an after-tax basis as savings contributions to their accounts during each year, subject to the applicable collective bargaining agreement and to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year, who have also made the maximum amount of pre-tax contributions permitted for the Plan year, can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $5,000 in 2006 and 2007.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match a percentage of a participant's compensation depending on age or years of continuous service. The amount of the Company contribution will be determined

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

according to the schedule below. However, if a participant's elected contribution is less than the percentage contained in the schedule, the Company will match no more than the percentage contributed by the participant.

Years of Continuous Service	Or	Age Is	The Company Will Contribute

20 or more		45 or more	4 1/2% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

An exception to the above schedule exists for those Plan participants subject to the collective bargaining agreement between the Company and the employees in its Greenwich division. Each such participant who has either (1) attained age 50 or (2) completed 30 years of continuous service is eligible for a matching contribution of up to 6% of eligible compensation or the amount of the participant's contribution, if less, during the period starting April 1, 2006 through March 31, 2011 for which the participant meets these eligibility requirements and is contributing to the Plan.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

Upon termination of employment due to retirement, disability or death, a participant (or the participant's beneficiary) may elect to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date. Distributions may be made in cash or in Energy East common stock, as specified by the participant, except that fractional shares shall be paid in cash.

Participants may request the withdrawal of certain account balances prior to termination of employment. Application for withdrawal of after-tax contributions and employee IRA contributions may be made once a year, and there are no Plan penalties for such withdrawals.

Vesting

Participants are fully vested in their own contributions to the Plan. Participants who were employees of the Company or any of its parent, subsidiaries or other affiliates at the time of the merger of the Company's former parent with Energy East, are also fully vested in the Company's matching contributions, as are any participants who, while they are employees of the Company or its affiliates, as described above, may die, become disabled or reach their 65th birthday. All other participants have a vested interest in their Company Matching Account in the Plan equal to 20% thereof for each full year of Continuous Service, as defined in the Plan, so that a participant is fully vested in such Account after five (5) full years of Continuous Service.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN  (Continued)

If a participant leaves the Company prior to full vesting, the non-vested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000 less the highest outstanding loan balance in the prior 12 months, whichever is less. The interest will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Security for each loan is provided by one-half of the Plan participant's vested account balance. Two types of loans are available to Plan participants - 'general purpose' and 'principal residence' loans. Full repayment of each of these types of loans is required within five and 15 years following loan origination, respectively, and loan refinancing is not permitted. All loans require level amortization with principal and interest payments made at least quarterly and, for those Plan participants who are active employees, payments are made ratably through payroll deductions. No Plan participant may have more than one 'general purpose' loan and one 'principal residence' loan outstanding at any time. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant. The interest rate on loans outstanding at year-end range from 5.00% to 10.50% for 2007 and 2006, respectively.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment

Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. Units in common and collective trusts are valued based on the net asset value of units held by the Plan at year end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the Company's collective bargaining agreement. In the event of Plan termination, participants would become 100% vested in their employer contributions. In the event of termination of the Plan, the net assets of the Plan are set aside, first for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities offered by the Plan. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Principles Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157. Changes from current practice that will result from the application of Statement 157 relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require or permit fair value measurements in which the FASB previously concluded that fair value is the relevant measurement attribute, but does not require any new fair value measurements. The Plan will adopt Statement 157 in 2008; the adoption is not expected to significantly affect the Plan's net assets or change in net assets.

3.   INVESTMENTS

A summary of the investments at December 31, 2007 and 2006 is as follows:
	2007

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$15,857,706
Common and collective trusts		6,058,694

Stable Value Fund:
Intermediate Bond Fund		4,683,830
Liquidity Fund		87,756
Wrapper contracts	AA	-

Total Stable Value Fund		4,771,586

Energy East Corporation Stock Fund		8,540,571
Participant loans		1,049,145

Total		$36,277,702

	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies Cash and cash equivalents		$19,594,816 1,534

Stable Value Fund:
Intermediate Term Bond Fund		4,666,495
Liquidity Fund		118,018
Wrapper contracts	AA-AAA	-

Total Stable Value Fund		4,784,513

Energy East Corporation Stock Fund		7,943,758
Participant loans		1,001,741

Total		$33,326,362

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

Approximately 17% of the underlying investments in the Intermediate Bond Fund have been valued at fair value by the fund advisor at December 31, 2007 and December 31, 2006.

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $134,414 and $79,245 at December 31, 2007 and 2006, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006

Energy East Corporation Stock Fund	$ 8,540,571	$ 7,943,758
T. Rowe Price Equity Income Fund	-	5,003,849
Fidelity Diversified International Fund	3,411,968	2,793,352
JPMCB Intermediate Bond Fund	4,683,830	4,666,495
Vanguard Explorer	2,894,776	2,967,783
T. Rowe Price Equity Income Trust	4,823,868	-

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate. Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio and the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following crediting rates were used in 2007 and 2006:

	2007	2006

The average yield earned on the investments	4.65%	4.27%

	2007	2006

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.34%	5.09%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts. (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in (a) through (i). There are no events known to the Plan that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the Plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2007 and 2006, as follows:

	2007	2006

Registered investment companies	$ 18,261	$ 1,585,591
Stable Value Fund	240,107	224,482
Energy East Corporation Stock Fund	699,063	666,305

	$ 957,431	$ 2,476,378

4.   INCOME TAX STATUS

In 2003 the Plan was amended and restated, and the Plan received a favorable determination letter from the Internal Revenue Service dated June 6, 2003. The Plan has been amended since receiving the determination letter. The Company will apply for a new determination letter in accordance with the Cycle C determination letter filing period established by the Internal Revenue Service. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

7.  RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 do not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $134,414 at December 31, 2007 and $79,245 at December 31, 2006. Also, the net increase in net assets available for benefits for 2007 and 2006 is lower than the related amount reported in the financial statements by $55,169 and $79,245, respectively.

8.  PENDING MERGER OF ENERGY EAST

On June 25, 2007, Energy East announced that it had entered into a Merger Agreement with Iberdrola, a corporation organized under the laws of the Kingdom of Spain, and Green Acquisition Capital, Inc., a New York corporation that is a wholly-owned subsidiary of Iberdrola. On November 20, 2007, Energy East shareholders approved the Merger Agreement.

The Merger Agreement provides for a business combination whereby Energy East and its subsidiaries would become wholly-owned subsidiaries of Iberdrola and each outstanding share of Energy East common stock will be converted into the right to receive $28.50 per share in cash, without interest. Consummation of the Merger is subject to customary conditions, including the absence of injunctions or restraints imposed by governmental entities, the receipt of required regulatory approvals and the absence of any material adverse event that would reasonably be expected to have a material adverse effect on Energy East.

To date, all regulatory approvals have been received except approval from the New York Public Service Commission. Energy East expects the Merger to be completed in mid 2008. Until the Merger is completed, Energy East will continue to operate as a separate company.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007
	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 4,683,830
*	JPMCB Liquidity Fund	Commingled Fund	87,756
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		4,771,586

	Pimco Total Return Fund	Registered Investment Company	882,253
*	T. Rowe Price Equity Income Trust	Common and Collective Trust	4,823,868
	Domini Social Equity Class R	Registered Investment Company	42,967
	Fidelity Diversified International Fund	Registered Investment Company	3,411,968
*	T. Rowe Price Growth Stock Trust Class B	Common and Collective Trust	1,234,826
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	460,923
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	47,435
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	1,270,743
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,625,349
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,420,981
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	475,533
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	1,136,671
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	172,468
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	300,277
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	37,098
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	26,247
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	583,872
	Vanguard Explorer	Registered Investment Company	2,894,776
	Vanguard Institutional Index Fund	Registered Investment Company	1,068,145
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	8,540,571
*	Loan Fund	Participant Loans (5.00% - 10.50%)	1,049,145

	Total		$ 36,277,702

*	Party-in-interest